FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Announces Changes in Group Company Organizations, Directors and Executive Officers]

Note

On March 3, 2006, Nomura Holdings, Inc. (the “Company”) filed a Report of Foreign Private Issuer on Form 6-K with the Securities Exchange Commission regarding changes in group company organizations, directors and, executive officers etc. The Company is filing this Form 6-K/A in order to amend the current title of Norio Anbe “President & CEO” at the exhibit 2 of the Form 6-K filed on March 3, 2006 as “Senior Managing Director”.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 6, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

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Tokyo, March 3, 2006

Nomura Announces Changes in Group Company Organizations,

Directors and Executive Officers

Nomura Holdings, Inc. today announced the following Nomura Group company organizational, Director and Executive Officer changes. These changes apply to Nomura Holdings as well as to its wholly owned subsidiaries.

A. Organizational Changes

(effective April 1, 2006)

Nomura Holdings, Inc.

1. Group Executive Management Committee

A Group Executive Management Committee will be newly established.

2. Group Management Council

A Group Management Council will be newly established under the Group Executive Management Committee.

3. Commitment Committee

The Commitment Committee will be repositioned under the Group Executive Management Committee.

4. Executive Management Board

The Executive Management Board will be dissolved.

5. Group IT Strategy Department

A Group IT Strategy Department will be newly established.

Nomura Securities Co., Ltd.

1. Investment Banking

The Corporate Revival Project Department will be dissolved.

2. Domestic Retail

(1)	A Financial Instruments and Services Division will be newly established.

(2)	A Product Development and Planning Department will be newly established in the Financial Instruments and Services Division.

(3)	The Wealth Management Department will be transferred from the Financial Management Division to the Financial Instruments and Services Division.

(4)	The Trust Agency Services & Administration Department and Investment Consulting Department will be transferred to the Financial Instruments and Services Division.

(5)	The Investment Trust Department and Insurance Products Department will be transferred from Asset Management Services to the Financial Instruments and Services Division.

(6)	The Investment Research & Investor Services Department will be transferred from the Marketing Division to the Financial Instruments and Services Division.

(7)	The Hotto Direct Service Department will be transferred from the Marketing Division to the Employees Services Division.

3. IT & Operations

The Corporate IT Strategy Department will be dissolved.

Nomura Asset Management Co., Ltd.

1. Product Management Department

A Product Management Department will be newly established in the Investment and Research Division.

2. Investment Analysis & Development Department

An Investment Analysis & Development Department will be newly established in the Research and Development Center.

B. Changes in Directors and Executive Officers

Nomura Holdings, Inc.

Executive Officers:

Retiring (effective March 31, 2006)

Junichi Ujiie, Senior Managing Director

Takashi Yanagiya, Senior Managing Director

Kenichi Watanabe, Senior Managing Director

Takumi Shibata, Senior Managing Director

Manabu Matsumoto, Senior Managing Director

Hiromi Yamaji, Senior Managing Director

Shogo Sakaguchi, Senior Managing Director

Yoshimitsu Oura, Senior Managing Director

Yusuke Yamada, Senior Managing Director

Hitoshi Tada, Senior Managing Director

Yasuo Agemura, Senior Managing Director

Hiroshi Tanaka, Senior Managing Director

Noriyasu Yoshizawa, Senior Managing Director

Yasuo Yoshihara, Senior Managing Director

Akira Maruyama, Senior Managing Director

Shigesuke Kashiwagi, Senior Managing Director

Atsuo Sakurai, Senior Managing Director

Hiromasa Yamazaki, Senior Managing Director

Kamezo Nakai, Senior Managing Director

Takahide Mizuno, Senior Managing Director

Atsushi Yoshikawa, Senior Managing Director

Yasuaki Fukui, Senior Managing Director

Newly Appointed (effective April 1, 2006)

Noriaki Nagai, Senior Managing Director

(currently Managing Director, Nomura Group Legal Department, Nomura Group Headquarters,

Legal Department, Nomura Securities Co., Ltd.)

Promoted (effective April 1, 2006)

Masanori Itatani, Executive Managing Director

(currently Senior Managing Director)

Akihiko Nakamura, Executive Managing Director

(currently Senior Managing Director)

New Executive Officer Lineup Following Changes

Nobuyuki Koga, President & CEO

Hiroshi Toda, Deputy President & COO

Kazutoshi Inano, Deputy President & Co-COO

Masanori Itatani, Executive Managing Director, Head of Internal Audit

Akihiko Nakamura, Executive Managing Director, Chief Information Officer

Akihito Watanabe, Senior Managing Director, Head of Group Human Resources Development

Tetsu Ozaki, Senior Managing Director, Head of Group Corporate Strategy

Masafumi Nakada, Senior Managing Director, Chief Financial Officer

Noriaki Nagai, Senior Managing Director, Head of Corporate Office

Hideyuki Takahashi, Senior Managing Director, Regional Management of Americas Region

Yugo Ishida, Senior Managing Director, Regional Management of Europe Region

Members of Nomura Holdings Operating Board

Global Investment Banking

Takashi Yanagiya, Global Investment Banking Division CEO; Deputy President, Nomura Securities Co., Ltd.

Hiromi Yamaji, Executive Managing Director, Nomura Securities Co., Ltd.

Domestic Retail

Kenichi Watanabe, Domestic Retail Division CEO; Deputy President, Nomura Securities Co., Ltd.

Hitoshi Tada, Executive Vice President, Nomura Securities Co., Ltd.

Toshihiro Iwasaki, Senior Managing Director, Nomura Securities Co., Ltd.

Asset Management

Takumi Shibata, Asset Management Division CEO; President and CEO, Nomura Asset Management Co., Ltd.

Yasuaki Fukui, President and CEO, Nomura Funds Research and Technologies Co., Ltd.

Global Markets

Yasuo Agemura, Global Markets Division CEO; Executive Managing Director, Nomura Securities Co., Ltd.; President and CEO, Nomura Capital Investment Co., Ltd.

Atsuo Sakurai, Head of Asset Finance, Senior Managing Director, Nomura Securities Co., Ltd.

Hiromasa Yamazaki, Head of Global Equity, Senior Managing Director, Nomura Securities Co., Ltd.

Zenji Nakamura, Head of Global Fixed Income, Senior Managing Director, Nomura Securities Co., Ltd.

Global Merchant Banking

Akira Maruyama, Global Merchant Banking Division CEO; President and CEO, Nomura Principal Finance Co., Ltd.; Senior Managing Director, Nomura Securities Co., Ltd.

Key Group Companies

Manabu Matsumoto, Executive Vice President, Nomura Securities Co., Ltd.

Makoto Sonobe, President and CEO, The Nomura Trust & Banking Co., Ltd.

Nomura Securities Co., Ltd.

Directors:

Retiring (effective March 31, 2006)

Yasuo Yoshihara, Director

Newly Appointed (effective April 1, 2006)

Hiroshi Tanaka, Director

Executive Officers:

Retiring (effective March 31, 2006)

Kazuo Okizaki, Senior Managing Director

(due to be appointed President and CEO, Nomura Investor Relations Co., Ltd. on April 1, 2006)

Newly Appointed (effective April 1, 2006)

Masatoshi Takahashi, Senior Managing Director

(currently Gifu Branch Manager, Nomura Securities Co., Ltd.)

Kohei Jo, Senior Managing Director

(currently Fukuoka Branch Manager, Nomura Securities Co., Ltd.)

Noriaki Miyano, Senior Managing Director

(currently Managing Director, Nagoya Investment Banking Department 1)

Noriaki Nagai, Senior Managing Director

(currently Managing Director, Nomura Group Legal Department, Nomura Group Headquarters,

Legal Department, Nomura Securities Co., Ltd.)

Takashi Nagano, Senior Managing Director

(currently Sapporo Branch Manager)

Hiroshi Matsutani, Senior Managing Director

(currently Managing Director, Capital Solution Department and Capital Market Department)

Zenji Nakamura, Senior Managing Director

(currently seconded to Nomura International plc (London), Europe Global Markets)

New Representative Executive Officers (effective April 1, 2006)

Hitoshi Tada, Representative Executive Officer

Hiroshi Tanaka, Representative Executive Officer

Promoted (effective April 1, 2006)

Takashi Yanagiya, Deputy President

(currently Executive Vice President)

Kenichi Watanabe, Deputy President

(currently Executive Vice President)

Hitoshi Tada, Executive Vice President

(currently Executive Managing Director)

Isao Shirai, Executive Managing Director

(currently Senior Managing Director)

Shigeyuki Kurokawa, Executive Managing Director

(currently Senior Managing Director)

Change of Position (effective April 1, 2006)

Hiroshi Toda, Senior Managing Director

(currently Deputy President, Representative Executive Officer, COO)

Masanori Itatani, Senior Managing Director

(currently Executive Managing Director)

Nomura Asset Management Co., Ltd.

Executive Officers:

Newly Appointed (effective April 1, 2006)

Norio Anbe, Senior Managing Director

(currently Managing Director, Financial Institution Marketing Department)

The Nomura Trust and Banking Co., Ltd.

Executive Officers:

Newly Appointed (effective April 1, 2006)

Tadashi Ishikuro, Senior Managing Director

(currently Corporate Planning Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.)

Nomura Capital Investment Co., Ltd.

President & CEO:

Retiring (effective March 31, 2006)

Shigesuke Kashiwagi

Newly Appointed (effective April 1, 2006)

Yasuo Agemura

(Representative Executive Officer)

Nomura Investor Relations Co., Ltd.

President & CEO:

Retiring (effective March 31, 2006)

Yoshifumi Kawabata

Newly Appointed (effective April 1, 2006)

Kazuo Okizaki

(Representative Executive Officer)

C. Changes of Key Management in Nomura Group’s Overseas Businesses

(effective April 1, 2006)

Nomura Holding America Inc. (New York)	Shigesuke Kashiwagi, COO

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd	+81-3-3278-0591
Larry Heiman	Corporate Communications Dept.,
Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.